UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File No. 0-23426

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

REPTRON ELECTRONICS, INC. 401(K) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REPTRON ELECTRONICS, INC.

13700 REPTRON BOULEVARD

TAMPA, FLORIDA 33626

REPTRON ELECTRONICS, INC.

RETIREMENT SAVINGS PLAN

Financial Statements

and Supplemental Schedule

December 31, 2005 and 2004

(With Report of Independent Registered

Public Accounting Firm Thereon)

REPTRON ELECTRONICS, INC.

RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Audit Committee

Reptron Electronics, Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Reptron Electronics, Inc. Retirement Savings Plan (Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Kirkland, Russ, Murphy & Tapp, P.A.

Clearwater, Florida

May 19, 2006

REPTRON ELECTRONICS, INC.

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets:
Investments, at fair value	$13,215,819	12,675,465
Participant loans	234,379	261,635

	13,450,198	12,937,100

Receivables:
Investment income	7,606	7,266

Net assets available for benefits	$13,457,804	12,944,366

See accompanying report of independent registered public accounting firm and notes to financial statements.

REPTRON ELECTRONICS, INC.

RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2005

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$480,885
Interest and dividends	412,275
Other income	2,887

Net investment income	896,047
Contributions:
Participants’ contributions	909,146

Total additions	1,805,193

Deductions from net assets attributed to:
Benefits paid to participants	1,262,462
Distributions of participant loans	29,293

Total deductions	1,291,755

Net increase	513,438
Net assets available for benefits:
Beginning of year	12,944,366

End of year	$13,457,804

See accompanying report of independent registered public accounting firm and notes to financial statements.

REPTRON ELECTRONICS, INC.

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)	Description of Plan

The following description of Reptron Electronics, Inc. (Company) Retirement Savings Plan (Plan), which was established effective January 1, 1993, provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. Effective January 1, 2003, the Plan was restated to adopt certain provisions of the Economic Growth and Tax Relief Act of 2002 (EGTRRA).

(a)	General

The Plan is a defined contribution plan covering all employees of the Company and its wholly-owned subsidiaries. Employees are eligible to participate in the Plan upon attaining the age of 18 and completing three months of service. Service with the Company’s subsidiaries prior to January 3, 2000 is counted towards eligibility to participate in the Plan. The entry dates for the Plan are the first day of each month. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code.

(b)	Contributions

Participants may contribute up to 19% of pre-tax annual compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Elective deferrals were limited to $14,000 and $13,000 in 2005 and 2004, respectively. The Company makes discretionary contributions at the option of the Company’s board of directors, not to exceed 100% of the first 19% of participant compensation contributed as an elective deferral for December 31, 2005 and 2004. The Company’s match is based on a percentage of the participant’s contribution. There were no matching contributions by the Company for the years ended December 31, 2005 and 2004, respectively.

During 2003, the Company declared bankruptcy and as of that date, the feature of the Plan that allowed participants to direct contributions into the Company’s common stock was suspended indefinitely and is currently not available to participants.

All employees who are eligible to participate in the Plan and are age 50 or older before the end of the Plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of Section 414(v) of the Internal Revenue Code.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution, if any, and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

REPTRON ELECTRONICS, INC.

RETIREMENT SAVINGS PLAN

Notes to Financial Statements - Continued

(1)	Description of Plan - Continued

(d)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s discretionary matching portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is generally 100% vested after five years of credited service.

Any participant of the Hibbing Electronics Corporation and Applied Instruments Employee 401(k) Plans (which were merged into the Plan on January 1, 2000) who was a participant as of January 1, 2000 with no less than three years of service, is permitted to elect to have his or her vested percentage computed based upon the prior vesting schedule.

Years of Service	Applied Instruments Prior Vesting Percentage	Hibbing Electronics Corp. Prior Vesting Percentage	All Other Participants Vested Percentage
Less than 1	0%	0%	0%
1	20%	25%	20%
2	40%	50%	40%
3	60%	75%	60%
4	80%	100%	80%
5	100%		100%

(e)	Participant Loans

Participants may borrow from their fund accounts up to a maximum of the lesser of $50,000 or 50% of their account balance. The loans are collateralized by the assets allocated to the participant’s account. A participant must repay the loan within five years unless the loan is used to acquire a principal residence. Each loan shall bear interest at a reasonable rate, as determined by the Company in accordance with the Plan’s written loan procedures. Interest rates range from 5% to 10.5%. Principal and interest is repaid ratably through bi-weekly payroll deductions.

(f)	Forfeitures

Forfeitures related to the Plan are used to reduce future employer contributions. Forfeitures available for reduction of future employer contributions were approximately $227,000 and $220,000 at December 31, 2005 and 2004, respectively.

REPTRON ELECTRONICS, INC.

RETIREMENT SAVINGS PLAN

Notes to Financial Statements - Continued

(1)	Description of Plan - Continued

(g)	Payments of Benefits

Lifetime Benefit (Normal Retirement age is 65)

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or installment payments.

Termination Prior to Retirement

For termination of service due to reasons other than retirement, a participant may receive the value of the vested interest in his or her account as a lump sum distribution or in installment payments not exceeding the participant’s life expectancy.

For any termination of service, if the participant’s vested account balance does not exceed $5,000 a single lump sum payment is required.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The financial statements of the Plan are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management and the plan administrator to make estimates and assumptions that affect the reported amounts in the statements of net assets available for benefits, the statement of changes in net assets available for benefits and the accompanying notes. Accordingly, actual results may differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Units of the common collective trusts are valued at net asset value at year end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the dividend date.

REPTRON ELECTRONICS, INC.

RETIREMENT SAVINGS PLAN

Notes to Financial Statements - Continued

(2)	Summary of Significant Accounting Policies - Continued

(d)	Risks and Uncertainties

The Plan provides for various investment options in any combination of investment securities based upon participant requests. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Administrative Expenses

Substantially all administrative expenses of the Plan have been paid by the Employer.

(g)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 20, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC and ERISA to maintain its qualified status. As a result of the above, no provision for income taxes has been included in the Plan’s financial statements.

REPTRON ELECTRONICS, INC.

RETIREMENT SAVINGS PLAN

Notes to Financial Statements - Continued

(3)	Investments

The following presents the fair value of participant-directed investments that represent 5% or more of the Plan’s net assets as of December 31, 2005 and 2004. Allocation of monies for various investment options is at the sole discretion of the participants for their individual contributions. The custodian utilized the quoted market price of the investment instruments underlying the investment options to determine their fair value.

	2005	2004
Merrill Lynch Retirement Preservation Trust	$2,431,533	2,200,187
Van Kampen Emerging Growth Fund Class A	2,190,666	2,172,779
Allbrnstn Large Cap Growth A	2,146,447	2,032,633
ING International Value Fund Class A	1,546,669	1,482,126
Merrill Lynch Basic Value Fund Class A	1,291,511	1,327,194
Merrill Lynch Bond Fund - Care Bd Port A	807,523	894,401

During 2005, the Plan’s investments appreciated value by $480,885 as follows:

Common stock	$(27,567)
Mutual funds	508,452

$480,885

(4)	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Merrill Lynch Trust Company. Merrill Lynch Trust Company is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Merrill Lynch Trust Company held the assets during 2005 and 2004, respectively, for the purpose of administration of investments and recordkeeping. The agreement with Merrill Lynch Trust Company provides for the investments and contributions to be participant directed and accounted for in separate funds.

Certain Plan investments are shares of the Company’s common stock, therefore, these transactions qualify as party-in-interest transactions.

(5)	Plan Termination

The Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

REPTRON ELECTRONICS, INC.

RETIREMENT SAVINGS PLAN

Notes to Financial Statements - Continued

(6)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the financial statements to Form 5500:

	2005	2004
Net assets available for benefits per the statement of net assets available for benefits	$13,457,804	12,944,366

Net assets available for benefits per Form 5500	$13,457,804	12,944,366

Net increase per statement of changes	$513,438	356,877
Adjustment for accruals	$—	35,124

Net increase per Form 5500	$513,438	392,001

The differences indicated above result from financial statements which are prepared on an accrual basis and the Form 5500 which is prepared on a cash basis.

REPTRON ELECTRONICS, INC.

RETIREMENT SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Employer Identification Number (EIN): 38-2081116

Plan Number: 002

December 31, 2005

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value (if applicable)	(e) Current Value
*	Reptron Electronics, Inc.	Common Stock	$2,435
*	Merrill Lynch Retirement Preservation Trust	Common/Collective Trust	2,431,533
	Van Kampen Emerg Gr Fd Cl A	Registered Investment Company	2,190,666
	Allbrnstn Large Cap Growth A	Registered Investment Company	2,146,447
	ING Intl Value Fund Cl A	Registered Investment Company	1,546,669
*	Merrill Lynch Basic Value Fund Cl A	Registered Investment Company	1,291,511
*	Merrill Lynch Bond Fund - Core Bd Port A	Registered Investment Company	807,523
	Van Kampen Comstock Fd Cl A	Registered Investment Company	264,505
	Davis NY Venture Fd Cl A	Registered Investment Company	240,135
	AIM Premier Equity Fund A	Registered Investment Company	236,417
	Oppenheimer Global Oppor A	Registered Investment Company	190,288
	Allianz RCM Global Tech Cl A	Registered Investment Company	177,701
*	Merrill Lynch S&P 500 Index Fund Cl I	Registered Investment Company	166,109
	Fidelity Adv Mid Cap Fd Cl T	Registered Investment Company	124,688
	Calvert Income Fund	Registered Investment Company	115,445
*	Merrill Lynch Retirement Preservation Trust - GM	Common/Collective Trust	111,419
*	Merrill Lynch Small Cap Index Fund Cl I	Registered Investment Company	96,826
	Fidelity Adv Growth & Inc Cl T	Registered Investment Company	94,513
	Fidelity Adv Small Cap Fd Cl T	Registered Investment Company	86,885
	Van Kampen American Value Fd CA	Registered Investment Company	83,854
	Allianceber Growth and Inc A	Registered Investment Company	71,792
	Allbrnstn Large Cap Grth A GM	Registered Investment Company	63,541
	AIM Premier Eqty Fd A GM	Registered Investment Company	63,320
	Van Kampen Aggr Growth Fd Cl A	Registered Investment Company	62,338
*	Merrill Lynch Bond Fd - Core Bd Prt Cl A GM	Registered Investment Company	57,482
	ING Intl Value Fund Cl A - GM	Registered Investment Company	57,195
	AIM Blue Chip Fund Class A	Registered Investment Company	51,351
	Federated Intl Small Co Fd Cl A	Registered Investment Company	50,171
*	Merrill Lynch Focus Value Fund Cl A	Registered Investment Company	48,367
	Allncbrnstn Global Tech Fd A	Registered Investment Company	48,020
	AIM Small Cap Growth Fd Cl A	Registered Investment Company	41,374
	Van Kampen Emerg Gr Cl A GM	Registered Investment Company	41,056
	Munder Internet Fund Cl A	Registered Investment Company	32,791
*	Merrill Lynch Fundamental Growth Fund A	Registered Investment Company	29,111
	MFS Strategic Growth Fd Cl A	Registered Investment Company	24,235
	Mass Invest Growth Stk Fd Cl A	Registered Investment Company	19,129
	Harris Assoc Large Cap Value A	Registered Investment Company	10,678
	MFS Capital Opp Fd Cl A	Registered Investment Company	10,408
	Fidelity Advisor Growth	Registered Investment Company	9,815
	Fidelity Adv Equity Growth Fund	Registered Investment Company	9,680
	Federated Md Cp Growth Str Fd A	Registered Investment Company	8,396
*	Participant loans	5% to 10.5%	234,379

			$13,450,198

* Parties-in-interest

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 29, 2006	REPTRON ELECTRONICS, INC. 401(k) RETIREMENT SAVINGS PLAN

	By:	REPTRON ELECTRONICS, INC., PLAN ADMINISTRATOR

	By:	/s/ Paul J. Plante
Paul J. Plante, President and Chief Executive Officer (Principal Executive Officer)